UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of June 2013

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Veolia Environnement signs an agreement with FCC
to own 100% of Proactiva

Paris, June 10, 2013. Veolia Environnement announces the signature of an agreement to acquire the 50% stake held by Fomento de Construcciones y Contratas (FCC) in Proactiva Medio Ambiente. The transaction would amount to €150 million and would make Proactiva a wholly owned Veolia Environnement subsidiary.

Formed in 1999, Proactiva is a 50-50 joint venture between Veolia Environnement and FCC. Proactiva is among the major players in environmental solutions for public authorities and businesses in Latin America. The acquisition of FCC’s 50% stake in Proactiva would enable Veolia Environnement to consolidate its position in Latin America, where, via Proactiva, the company’s business in its main markets (water and wastewater services, waste management) has grown by more than 15% a year since 2008.

This acquisition, made in line with Veolia’s usual profitability criteria, is subject to customary conditions for this type of operation and is expected to be finalized by the end of 2013. The transaction should have a neutral impact on Veolia’s 2014 leverage ratio objective and should be accretive to net income from 2014, prior to purchase price allocation.

With this operation, Veolia Environnement would be able to deploy its expertise and high-added-value solutions in all Latin American countries and would make use of Proactiva’s integrated organization to do so. In addition, the inclusion of Proactiva within Veolia Environnement would make it possible to broaden cost and revenue synergies with other Veolia operations in the region.

“An increased stake in Proactiva is right in line with our strategy, which aims to turn our company into the standard for addressing large-scale environmental issues in growth markets. By wholly owning Proactiva, Veolia Environnement will be able to consolidate its position in industrial and municipal markets in Latin America, relying on its global expertise, operations and customer references in the region, as well as of Proactiva’s network and people,” said Antoine Frérot, Chairman and CEO of Veolia Environnement.

Proactiva has operations in eight countries: Argentina, Brazil, Chile, Colombia, Ecuador, Mexico, Peru and Venezuela. It provides services to more than 42 million customers and has nearly 12,000 employees. Proactiva’s main contracts include water management in Guayaquil (Ecuador), Mexico City (Mexico) and Lima (Peru) and waste management in Buenos Aires (Argentina), Caracas (Venezuela), São Paulo (Brazil) and Santiago (Chile).

With 2012 revenue of €541 million, adjusted operating cash flow of €95 million and net financial debt of €118 million, Proactiva has experienced steady, profitable growth over the past few years and has doubled its operating income in five years.

Latin America is a dynamic region where industry is growing rapidly, especially in the oil and gas, mining, food and beverage and petrochemical sectors, and urbanization is increasing. Stricter environmental regulations are leading companies and public authorities alike to implement solutions to manage their complex environmental situations.

Veolia Environnement already has direct operations in Latin America through its expertise in water, waste and energy. They include:
•	water and wastewater treatment for industrial companies in Brazil
•	hazardous waste management in Mexico
•	biomass-fired cogeneration in Chile.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com
(* ) Excluding VeoliaTransdev employees and revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Media Relations Sandrine Guendoul + 33 1 71 75 12 52 Stéphane Galfré + 33 1 71 75 19 27	Analyst and investor relations Ronald Wasylec + 33 1 71 75 12 23 Terri Anne Powers (US) + 1 312-552-2890

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 10, 2013

VEOLIA ENVIRONNEMENT By: /s/ Antoine Frérot Name: Antoine Frérot Title: Chairman and Chief Executive Officer